FILE NO. 70-10100

IN THE MATTER OF

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Energy Supply Company, L.L.C.
4350 Northern Pike
Monroeville, PA 15146-2841

_________________

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

        The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David B. Hertzog Terence A. Burke Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Clifford M. Naeve William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

        On February 21, 2003, and July 23, 2003, the Securities and Exchange Commission (“Commission”) issued orders in File No. 70-10100, Holding Co. Act Releases No. 35-27652 and 35-27701 (the “Orders”), authorizing, among other things, certain financing transactions. The Orders directed Allegheny Energy, Inc. (“Allegheny”) to file on a quarterly basis with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. Those certificates are to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC (“AE Supply”), which Allegheny provides below for the period from January 1, 2004 through March 31, 2004 (“the current period”).

1.	A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply:

(Thousands)	March 31, 2004
Allegheny Energy Inc.
Common equity	$1,551,443	21.6%
Preferred stock	74,000	1.0%
Minority interest	27,395	0.4%
Long-term and short-term debt	5,519,371	77.0%

Total Capitalization	$7,172,209	100.0%

(Thousands)	March 31, 2004
Allegheny Energy Supply, LLC
Members’ equity	$773,931	20.0%
Minority interest	42,972	1.1%
Long-term and short-term debt	3,055,229	78.9%

Total Capitalization	$3,872,132	100.0%

Data for January and February 2004 filed in paper copy, confidential treatment requested pursuant to Rule 104(b), 17CFR § 250.104(b).

2.	The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividends on the members’ equity of AE Supply:

On March 8, 2004, Allegheny closed a credit facility totaling $300 million, and AE Supply entered into 2 term loans totaling $1.25 billion. As outlined in an Intercreditor Agreement entered into in February 2003 as part of a financing undertaken at that time, a simultaneous equity contribution by Allegheny to AE Supply of $189.4 million and a dividend by AE Supply to Allegheny of an equal amount occurred as part of the flow of funds at the March 8, 2004 closing. Because the dividend was identical to the equity contribution, the dividend had no effect on AE Supply’s members’ equity.

3.     A description of the use by Allegheny of any funds received as a dividend from AE Supply:

The dividend received by Allegheny was identical to the simultaneous equity contribution it made to AE Supply. The dividend was treated as part of the proceeds of the March 8, 2004 closing and was applied to the repayment of the February 2003 credit facility.

4.	Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections:

        Filed in paper copy, confidential treatment requested pursuant to Rule 104(b), 17CFR § 250.104(b).

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 1, 2004	Allegheny Energy, Inc. By: /s/ Thomas R. Gardner Thomas R. Gardner Title: Vice President, Controller & Chief Accounting Officer